                                                                    Exhibit 12-A

                        Atlantic City Electric Company

                      Ratio of Earnings to Fixed Charges
                      ----------------------------------
                            (Dollars in Thousands)

                                         9 Months
                                           Ended                                 Year Ended December 31,
                                       September 30,   -----------------------------------------------------------------------
                                           2001            2000           1999           1998           1997           1996
                                       -------------   ------------   ------------   ------------   ------------   ------------
Income before extraordinary item            $ 60,336       $ 54,434       $ 63,930       $ 30,276       $ 85,747       $ 75,017
                                       -------------   ------------   ------------   ------------   ------------   ------------

Income taxes                                  43,746         36,746         49,326         18,178         50,442         36,958
                                       -------------   ------------   ------------   ------------   ------------   ------------

Fixed charges:
   Interest on long-term debt
      including amortization of
      discount, premium and
      expense                                 47,693         76,178         60,562         63,940         64,501         64,847
   Other interest                              2,795          4,518          3,837          3,435          3,574          4,019
   Preferred dividend requirements
      of subsidiary trusts                     5,714          7,619          7,634          6,052          5,775          1,428
                                       -------------   ------------   ------------   ------------   ------------   ------------
      Total fixed charges                     56,202         88,315         72,033         73,427         73,850         70,294
                                       -------------   ------------   ------------   ------------   ------------   ------------

Earnings before extraordinary
   item, income taxes and                   $160,284       $179,495       $185,289       $121,881       $210,039       $182,269
   fixed charges                       =============   ============   ============   ============   ============   ============

Ratio of earnings to fixed charges              2.85           2.03           2.57           1.66           2.84           2.59

For purposes of computing the ratio, earnings are income before extraordinary item plus income taxes and fixed charges. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of subsidiary trusts, and the estimated interest component of rentals.